

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 29, 2014

<u>Via E-Mail</u>
Mr. Joaquin Fernandez
Chief Financial Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Columbia, South America

> **Re: Tecnoglass Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 20, 2014**
>   **File No. 333-193882**

Dear Mr. Fernandez:

We reviewed your response letter and the above-referenced filing and have the following comment.

<u>General</u>

1. We have reviewed your response to comment one in our letter dated May 8, 2014. If you wish to use this registration statement for the resale of securities issued by you when you were a shell company, you must identify the selling securityholders as underwriters and you must conduct the offering at a fixed price for the duration of the offering. In addition, we note that in your response you state that the selling securityholders who received their securities in transactions in December 2013 received these securities when the company was no longer a shell company. However, it appears that certain of these securities were initially issued when you were a shell company and then were transferred in December 2013. Because these securities were issued by you when you were a shell company, we believe that you must also identify the selling security holders holding such shares as underwriters and conduct the offering at a fixed price. Please revise or remove these securities from this registration statement. Please also advise us as to the date of issuance of the securities discussed under the heading "December 2013 Agreements" on page four.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may direct questions to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
       David Alan Miller, Esq.
       Jeffrey M. Gallant, Esq.
       Graubard Miller
       405 Lexington Avenue
       New York, NY 10174